United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________
If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
Dana Corporation

Full Name of Registrant
N/A

Former Name if Applicable
4500 Dorr Street

Address of Principal Executive Office (Street and Number)
Toledo, Ohio 43615

City, State and Zip Code
PART II – RULES 12-b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☐ (a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As reported in our Form 8-K filed on March 6, 2006, Dana Corporation and forty of its domestic subsidiaries filed voluntary petitions for reorganization under chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court, Southern District of New York (the Court) (Case No. 06-10354) on March 3, 2006.
     We will be unable to file our Form 10-K for the fiscal year ended December 31, 2005 by the March 16, 2006 due date or the March 31, 2006 extended filing date because we require additional time to complete our financial statements and non-financial disclosures in the Form 10-K, in light of the bankruptcy filing, and to complete our assessment of internal control over financial reporting as of December 31, 2005.
     We expect to file our 2005 Form 10-K before April 30, 2006.
PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael L. DeBacker	419	535-4647

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Although we do not have complete financial information for full-year 2005, we expect the changes in Dana’s results for 2005, as compared to the year 2004, will be consistent with the changes that we previously reported for the first nine months of each year. We reported sales of $7,505 million for the nine months ended September 30, 2005, compared to $6,755 million for the same period in 2004, and a net loss of $1,226 million for first nine months of 2005, compared to net income of $200 million for the same period in 2004. We also reported that the primary reasons for the difference in the period-to-period change in net income were the following items recorded in the third quarter of 2005: a valuation allowance for net U.S. and U.K. deferred tax assets that reduced net income by $918 million in the period; an impairment charge of $275 million after tax resulting from plans to divest our non-core engine hard parts, fluid products, and pump products businesses; and aggregate charges of approximately $16 million related to the sale of our domestic fuel rail business and the dissolution of our engine bearings joint venture with The Daido Metal Company.

Dana Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2006	By:	/s/ Kenneth A. Hiltz

Kenneth A. Hiltz, Chief Financial Officer

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